Exhibit 99.1

LexinFintech Holdings Ltd. Reports First Quarter

Unaudited Financial Results

SHENZHEN, China, May 23, 2023 (GLOBE NEWSWIRE) -- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading technology-empowered personal financial service enabler in China, today announced its unaudited financial results for the quarter ended March 31, 2023.

"Total loan origination for the first quarter of 2023 beat our initial expectations of over RMB60.9 billion, representing a year-over-year growth of 41.2%. Moreover, our total outstanding loan balance was over RMB107 billion, an increase of 27.7% year-over-year," said Jay Wenjie Xiao, chairman and chief executive officer of Lexin. "We delivered a solid result in the first quarter of 2023 and are well on track for a robust V-shaped recovery, which attributes to the recovery of consumption after the Chinese New Year and our continued efforts on risk management upgrade and operational improvement initiatives."

"In the past quarter, we made it the corporate priority number one to sharpen our focus on upgrading our overall risk management capability. Tangible improvement in asset quality is a clear reflection of these changes and we are committed to continue with this essential endeavor. Additionally, we further stepped up our investments in technological innovation and optimizing operational efficiency. Our efforts result in the enhancement of overall core competencies. Looking ahead, we remain vigilant about the continued recovery in consumption and economic activities in China. Risk management has long been the front and center of our business and we will continue to maintain a prudent approach in terms of business growth for this year" Mr. Xiao continued.

"We entered the 2023 financial year with a solid first-quarter result, which serves as a strong testament to the continued turnaround of our business," said Mr. James Zheng, chief financial officer of Lexin, "Total operating revenue for the first quarter was RMB3.0 billion, an increase of 74.2% year-over-year, and a decrease of 2.2% quarter-on-quarter, and our net profit also continued to increase for the fourth consecutive quarter, reaching approximately RMB327 million, an increase of 302% year-over-year and 8.7% quarter-on-quarter. Net profit margin increased to 11.0% from 4.8% in the first quarter of 2022 and 9.9% in the fourth quarter of 2022. Reduction in funding cost, improvements in operational efficiency, major upgrades in risk management system and switching more towards better quality customers, all contributed to a strong performance this quarter.

Quarter to date, we saw mild loan volume growth of our business as well as some enhancement in risk management, customer acquisition, funding cost and operational optimization. Looking ahead, we remain dedicated to generating sustainable, high-quality business growth and creating long-term value for our customers, shareholders and other stakeholders across our Lexin consumption ecosystem. " said Mr. Zheng.

First Quarter 2023 Operational Highlights:

•
Total number of registered users reached 194 million as of March 31, 2023, representing an increase of 13.7% from 171 million as of March 31, 2022, and users with credit lines reached 40.5 million as of March 31, 2023, up by 7.1% from 37.8 million as of March 31, 2022.
•
As of March 31, 2023, we cumulatively originated RMB923.5 billion in loans, an increase of 31.5% from RMB702.2 billion a year ago.

User Base

•
Number of active users1 who used our loan products in the first quarter of 2023 was 5.0 million, representing a decrease of 11.8% from 5.7 million in the first quarter of 2022.
•
Number of new active users who used our loan products in the first quarter of 2023 was 0.4 million, representing a decrease of 42.6% from 0.7 million in the first quarter of 2022.

Loan Facilitation Business

•
Total loan originations2 in the first quarter of 2023 was RMB60.9 billion, an increase of 41.2% from RMB43.2 billion in the first quarter of 2022.
•
Total outstanding principal balance of loans2 reached RMB107 billion as of March 31, 2023, representing an increase of 27.7% from RMB83.8 billion as of March 31, 2022.
•
Total number of orders placed on our platform in the first quarter of 2023 was 23.7 million, representing a decrease of 15.0% from 27.9 million in the first quarter of 2022.

Credit Performance

•
90 day+ delinquency ratio was 2.53% as of March 31, 2023, as compared with 2.53% as of December 31, 2022.
•
30 day+ delinquency ratio was 4.57% as of March 31, 2023, as compared with 4.62% as of December 31, 2022.
•
First payment default rate (30 day+) for new loan originations was below 1% as of March 31, 2023.

Tech-empowerment Service

•
For the first quarter of 2023, we served over 110 business customers with our tech-empowerment service.
•
In the first quarter of 2023, the business customer retention rate3 of our tech-empowerment service was over 80%.

Installment E-commerce Platform Service

•
GMV4 in the first quarter of 2023 for our installment e-commerce platform service was RMB1,129 million, representing an increase of 68.8% from RMB669 million in the first quarter of 2022.
•
In the first quarter of 2023, our installment e-commerce platform service served over 400,000 users and 900 merchants.

Other Operational Highlights

•
The weighted average tenor of loans originated on our platform in the first quarter of 2023 was approximately 15.1 months, as compared with 12.3 months in the first quarter of 2022. The nominal APR5 was 17.1% for the first quarter of 2023, as compared with 14.4% in the first quarter of 2022.

First Quarter 2023 Financial Highlights:

•
Total operating revenue was RMB2,983 million, representing an increase of 74.2% from the first quarter of 2022.
•
Credit facilitation service income was RMB2,116 million, representing an increase of 136% from the first quarter of 2022. Tech-empowerment service income was RMB368 million, representing a decrease of 26.0% from the first quarter of 2022. Installment e-commerce platform service income was RMB499 million, representing an increase of 56.6% from the first quarter of 2022.
•
Net income attributable to ordinary shareholders of the Company was RMB327 million, representing an increase of 319% from the first quarter of 2022. Net income per ADS attributable to ordinary shareholders of the Company was RMB1.83 on a fully diluted basis.
•
Adjusted net income attributable to ordinary shareholders of the Company6 was RMB375 million, representing an increase of 190% from the first quarter of 2022. Adjusted net income per ADS attributable to ordinary shareholders of the Company6 was RMB2.00 on a fully diluted basis.

__________________________

1.
Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using the credit line granted by us.
2.
Originations of loans and outstanding principal balance represent the origination and outstanding principal balance of both on- and off-balance sheet loans.
3.
Customer retention rate refers to the number of financial institution customers and partners who repurchase our service in the current quarter as a percentage of the total number of financial institution customers and partners in the preceding quarter.
4.
GMV refers to the total value of transactions completed for products purchased on our e-commerce and Maiya channel, net of returns.
5.
Nominal APR refers to all-in interest costs and fees to the borrower over the net proceeds received by the borrower as a percentage of the total loan originations of both on- and off-balance sheet loans.
6.
Adjusted net income attributable to ordinary shareholders of the Company, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

First Quarter 2023 Financial Results:

Operating revenue increased by 74.2% from RMB1,712 million in the first quarter of 2022 to RMB2,983 million in the first quarter of 2023.

Credit facilitation service income increased by 136% from RMB896 million in the first quarter of 2022 to RMB2,116 million in the first quarter of 2023. The increase was driven by increases in loan facilitation and servicing fees-credit oriented, guarantee income and financing income.

Loan facilitation and servicing fees-credit oriented increased by 277% from RMB256 million in the first quarter of 2022 to RMB964 million in the first quarter of 2023. The increase was primarily due to the significant increase in off-balance sheet loans originated under the credit-oriented model.

Guarantee income increased by 118% from RMB254 million in the first quarter of 2022 to RMB554 million in the first quarter of 2023. The increase was primarily driven by the increase in loan originations and the increase of outstanding balances in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Financing income increased by 54.6% from RMB387 million in the first quarter of 2022 to RMB598 million in the first quarter of 2023. The increase was primarily driven by the increase in the origination of on-balance sheet loans.

Tech-empowerment service income decreased by 26.0% from RMB497 million in the first quarter of 2022 to RMB368 million in the first quarter of 2023. The decrease was primarily due to the decrease in APR of loans originated under the profit-sharing model within tech-empowerment service in the first quarter of 2023.

Installment e-commerce platform service income increased by 56.6% from RMB319 million in the first quarter of 2022 to RMB499 million in the first quarter of 2023. The increase was primarily driven by the increase in transaction volume in the first quarter of 2023.

Cost of sales increased by 42.1% from RMB328 million in the first quarter of 2022 to RMB466 million in the first quarter of 2023, which was consistent with the increase in installment e-commerce platform service income.

Funding cost increased by 59.6% from RMB94.3 million in the first quarter of 2022 to RMB150 million in the first quarter of 2023, which was consistent with the increase in funding debts to fund the on-balance sheet loans.

Processing and servicing costs increased by 14.4% from RMB462 million in the first quarter of 2022 to RMB529 million in the first quarter of 2023. This increase was primarily due to an increase in risk management and collection expenses.

Provision for financing receivables was RMB139 million for the first quarter of 2023, as compared to RMB45.5 million for the first quarter of 2022. The credit losses reflect the most recent performance in relation to the Company’s on-balance sheet loans.

Provision for contract assets and receivables was RMB142 million in the first quarter of 2023, as compared to RMB71.2 million in the first quarter of 2022. The increase was primarily due to the significant increase in loan facilitations and servicing fees in the first quarter of 2023.

Provision for contingent guarantee liabilities was RMB653 million in the first quarter of 2023, as compared to RMB250 million in the first quarter of 2022. The increase was primarily due to the increase in loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit increased by 96% from RMB461 million in the first quarter of 2022 to RMB903 million in the first quarter of 2023.

Sales and marketing expenses increased by 22.1% from RMB360 million in the first quarter of 2022 to RMB440 million in the first quarter of 2023. This increase was primarily due to an increase in online advertising costs.

Research and development expenses decreased by 15.1% from RMB153 million in the first quarter of 2022 to RMB130 million in the first quarter of 2023, as a result of the Company’s improved efficiency.

General and administrative expenses decreased by 17.1% from RMB117 million in the first quarter of 2022 to RMB97.0 million in the first quarter of 2023, as a result of the Company’s expense control measures.

Change in fair value of financial guarantee derivatives and loans at fair value was a gain of RMB156 million in the first quarter of 2023, as compared to a gain of RMB263 million in the first quarter of 2022. The change in fair value was primarily driven by the fair value gains realized as a result of the release of guarantee obligation, along with the re-measurement of the expected loss rates and changes in the balances of the underlying outstanding off-balance sheet loans as of March 31, 2023.

Income tax expense increased by 283% from RMB19.4 million in the first quarter of 2022 to RMB74.3 million in the first quarter of 2023. The increase in income tax expense was consistent with the increase in the income before income tax expense in the first quarter of 2023.

Net income increased by 302% from RMB81.5 million in the first quarter of 2022 to RMB327 million in first quarter of 2023.

Recent Developments

Update on Share Repurchase Program

During the fiscal year of 2022, the Company’s board of directors authorized two share repurchase programs on March 16, 2022 and on November 17, 2022, respectively, under which the Company could purchase up to an aggregate of US$70 million of its shares/ADSs over the next twelve months. Up to date, the Company has repurchased approximately 22 million ADSs for approximately US$48 million under these repurchase programs, in aggregate.

Outlook

Based on the Company’s preliminary assessment of the current market conditions, total loan originations for the second quarter of 2023 are expected to be around RMB63-63.5 billion, representing an increase of 28-29% on a year-over-year basis.

These estimates reflect the Company's current expectation, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 10:00 PM U.S. Eastern time on May 23, 2023 (10:00 AM Beijing/Hong Kong time on May 24, 2023).

Participants who wish to join the conference call should register online at:

https://register.vevent.com/register/BI6a99701450344d7bbae49c8167f9ad17

Once registration is completed, each participant will receive the dial-in number and a unique access PIN for the conference call.

Participants joining the conference call should dial in at least 10 minutes before the scheduled start time.

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.lexin.com.

About LexinFintech Holdings Ltd.

We are a leading credit technology-empowered personal financial service enabler. Our mission is to use technology and risk management expertise to make financing more accessible for young generation consumers. We strive to achieve this mission by connecting consumers with financial institutions, where we facilitate through a unique model that includes online and offline channels, installment consumption platform, big data and AI driven credit risk management capabilities, as well as smart user and loan management systems. We also empower financial institutions by providing cutting-edge proprietary technology solutions to meet their needs of financial digital transformation.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income attributable to ordinary shareholders of the Company, non-GAAP EBIT, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income attributable to ordinary shareholders of the Company as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses, interest expense associated with convertible notes, and investment income and we define non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses, interest expense, net, and investment income.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted net income attributable to ordinary shareholders of the Company enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, and investment loss. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses, interest expense, net, and investment income. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense, interest expense, net, and investment income have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling each of the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8676 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2023. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Jamie Wang

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: jamiewang@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2022	March 31, 2023
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	1,494,150	2,291,986	333,739
Restricted cash	1,267,512	2,606,968	379,604
Restricted term deposit and short-term investments	1,331,858	1,451,189	211,309
Short-term financing receivables, net(1)(2)	6,397,920	5,568,428	810,826
Short-term contract assets and receivables, net(1)(2)	3,894,175	4,186,986	609,672
Deposits to insurance companies and guarantee companies	2,249,022	2,209,563	321,737
Prepayments and other current assets(2)	1,086,952	1,119,663	163,035
Amounts due from related parties	6,602	6,455	940
Inventories, net	53,917	50,912	7,413
Total Current Assets	17,782,108	19,492,150	2,838,275
Non-current Assets
Restricted cash	168,521	157,974	23,003
Long-term financing receivables, net(1)	460,325	326,079	47,481
Long-term contract assets and receivables, net(1)(2)	605,051	749,417	109,124
Property, equipment and software, net	284,593	327,186	47,642
Land use rights, net	931,667	923,067	134,409
Long‑term investments	348,376	348,639	50,766
Deferred tax assets	1,141,761	1,125,068	163,823
Other assets	1,048,301	1,147,876	167,144
Total Non-current Assets	4,988,595	5,105,306	743,392
TOTAL ASSETS	22,770,703	24,597,456	3,581,667

LIABILITIES
Current liabilities
Accounts payable	25,970	36,759	5,353
Amounts due to related parties	4,669	6,706	976
Short‑term borrowings	1,168,046	1,453,320	211,620
Short‑term funding debts	4,385,253	4,602,871	670,230
Deferred guarantee income	894,858	1,123,313	163,567
Contingent guarantee liabilities	882,107	1,093,151	159,175
Accruals and other current liabilities(2)	3,057,469	3,159,194	460,014
Convertible notes	2,063,545	1,759,669	256,228
Total Current Liabilities	12,481,917	13,234,983	1,927,163
Non-current Liabilities
Long-term borrowings	150,430	212,600	30,957
Long‑term funding debts	1,334,105	1,882,549	274,120
Deferred tax liabilities	52,559	50,818	7,400
Convertible notes	-	110,030	16,022
Other long-term liabilities	102,941	92,714	13,500
Total Non-current Liabilities	1,640,035	2,348,711	341,999
TOTAL LIABILITIES	14,121,952	15,583,694	2,269,162
Shareholders’ equity:
Class A Ordinary Shares	191	192	29
Class B Ordinary Shares	47	47	8
Treasury stock	(328,764)	(328,764)	(47,872)
Additional paid-in capital	3,081,254	3,114,777	453,547
Statutory reserves	1,022,592	1,022,592	148,900
Accumulated other comprehensive income	(20,842)	(16,845)	(2,453)
Retained earnings	4,894,273	5,221,763	760,346
Total shareholders’ equity	8,648,751	9,013,762	1,312,505
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,770,703	24,597,456	3,581,667

__________________________

(1) Short-term financing receivables, net of allowance for credit losses of RMB184,187 and RMB131,160 as of December 31, 2022 and March 31, 2023, respectively.

Short-term contract assets and receivables, net of allowance for credit losses of RMB216,850 and RMB257,244 as of December 31, 2022 and March 31, 2023, respectively.

Long-term financing receivables, net of allowance for credit losses of RMB13,220 and RMB7,730 as of December 31, 2022 and March 31, 2023, respectively.

Long-term contract assets and receivables, net of allowance for credit losses of RMB52,742 and RMB67,977 as of December 31, 2022 and March 31, 2023, respectively.

(2) Starting from the fourth quarter of 2022, we updated the presentation of our Condensed Consolidated Balance Sheets, to provide more relevant and clear information. We also revised the presentation in comparative periods to conform to the current classification.

Accrued interest receivable is included in Short-term financing receivables.

Guarantee receivables and Contract assets and service fees receivable are combined as Contract assets and receivables.

Prepaid expenses and other current assets and Loan at fair value are combined as Prepayments and other current assets.

Accrued interest payable and Accrued expenses and other current liabilities are combined as Accruals and other current liabilities.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended March 31,
(In thousands, except for share and per share data)	2022	2023
	RMB	RMB	US$
Operating revenue:
Credit facilitation service income(3)	896,425	2,115,808	308,085
Loan facilitation and servicing fees-credit oriented	255,739	964,171	140,394
Guarantee income	253,912	553,668	80,620
Financing income(3)	386,774	597,969	87,071
Tech-empowerment service income(3)	497,281	367,932	53,575
Installment e-commerce platform service income(3)	318,672	499,159	72,683
Total operating revenue	1,712,378	2,982,899	434,343
Operating cost
Cost of sales	(328,213)	(466,471)	(67,923)
Funding cost	(94,253)	(150,383)	(21,897)
Processing and servicing cost	(462,465)	(528,961)	(77,023)
Provision for financing receivables	(45,529)	(138,848)	(20,218)
Provision for contract assets and receivables	(71,201)	(141,946)	(20,669)
Provision for contingent guarantee liabilities	(249,892)	(653,077)	(95,095)
Total operating cost	(1,251,553)	(2,079,686)	(302,825)
Gross profit	460,825	903,213	131,518
Operating expenses：
Sales and marketing expenses	(360,444)	(439,965)	(64,064)
Research and development expenses	(152,506)	(129,527)	(18,861)
General and administrative expenses	(116,997)	(97,037)	(14,130)
Total operating expenses	(629,947)	(666,529)	(97,055)
Change in fair value of financial guarantee derivatives and loans at fair value	262,868	156,265	22,754
Interest expense, net	(15,305)	(4,080)	(594)
Investment income	1,374	160	23
Others, net	21,045	12,755	1,857
Income before income tax expense	100,860	401,784	58,503
Income tax expense	(19,377)	(74,294)	(10,818)
Net income	81,483	327,490	47,685
Less: net income attributable to non-controlling interests	3,384	-	-
Net income attributable to ordinary shareholders of the Company	78,099	327,490	47,685

Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	0.21	1.00	0.15
Diluted	0.21	0.92	0.13

Net income per ADS attributable to ordinary shareholders of the Company
Basic	0.42	2.00	0.29
Diluted	0.42	1.83	0.27

Weighted average ordinary shares outstanding
Basic	370,068,984	327,538,233	327,538,233
Diluted	372,075,542	374,265,630	374,265,630

__________________________

(3) Starting from the fourth quarter of 2022, we updated the descriptions of three categories of our revenue streams as Credit facilitation service income, Tech-empowerment service income, and Installment e-commerce platform service income, to provide more relevant and clear information. We also revised the revenue presentation in comparative periods to conform to the current classification.

Credit facilitation service income was previously reported as “Credit-Driven Platform Services” before the change of presentation.

Financing income was previously reported as “Interest and financial services income and other revenues” before the change of presentation.

Tech-empowerment service income was previously reported as “Technology-Driven Platform Services” before the change of presentation.

Installment e-commerce platform service income was previously reported as “New consumption-driven, location-based services” before the change of presentation.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended March 31,
(In thousands)	2022	2023
	RMB	RMB	US$
Net income	81,483	327,490	47,685
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	1,008	3,997	582
Total comprehensive income	82,491	331,487	48,267
Less: net income attributable to non-controlling interests	3,384	-	-
Total comprehensive income attributable to ordinary shareholders of the Company	79,107	331,487	48,267

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
(In thousands, except for share and per share data)	2022	2023
	RMB	RMB	US$
Reconciliation of Adjusted net income attributable to ordinary shareholders of the Company to Net income attributable to ordinary shareholders of the Company
Net income attributable to ordinary shareholders of the Company	78,099	327,490	47,685
Add: Share-based compensation expenses	41,568	32,669	4,757
Interest expense associated with convertible notes	10,939	15,056	2,192
Investment income	(1,374)	(160)	(23)
Adjusted net income attributable to ordinary shareholders of the Company	129,232	375,055	54,611

Adjusted net income per ordinary share attributable to ordinary shareholders of the Company
Basic	0.35	1.15	0.17
Diluted	0.31	1.00	0.15

Adjusted net income per ADS attributable to ordinary shareholders of the Company
Basic	0.70	2.29	0.33
Diluted	0.62	2.00	0.29

Weighted average number of ordinary shares outstanding attributable to ordinary shareholders of the Company
Basic	370,068,984	327,538,233	327,538,233
Diluted	414,932,685	374,265,630	374,265,630

Reconciliations of Non-GAAP EBIT to Net income
Net income	81,483	327,490	47,685
Add: Income tax expense	19,377	74,294	10,818
Share-based compensation expenses	41,568	32,669	4,757
Interest expense, net	15,305	4,080	594
Investment income	(1,374)	(160)	(23)
Non-GAAP EBIT	156,359	438,373	63,831

Additional Credit Information

Vintage Charge Off Curve

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First Payment Default 30+